SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of June 2012

CGG-Veritas

Tour Maine Montparnasse—33 Avenue du Maine – BP 191—75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces R&D Collaboration with Saudi Aramco

Paris – June 7, 2012 – CGGVeritas announced today that it has signed a Memorandum of Understanding (MOU) with Saudi Aramco for collaborative research and development of geophysical acquisition, processing, analysis and interpretation technologies.

The MOU creates a framework for Saudi Aramco and CGGVeritas to identify opportunities for research, development and testing of advanced technologies, including: automation in the seismic value chain for oil and gas exploration and field development, permanent reservoir monitoring systems, non-seismic geophysics, and inversion of seismic/non-seismic data.

Jean-Georges Malcor, CEO, CGGVeritas, said: “We are very honored to sign this MOU with Saudi Aramco, a world-leading energy producer. Over the past four decades, CGGVeritas has had the privilege of providing geophysical services to Saudi Aramco, mostly through our Saudi Joint Venture, Argas, with TAQA. We look forward to extending this long-standing relationship to best support Saudi Aramco well into the future.”

Thierry Brizard, Executive Vice President, Technology, CGGVeritas, added: “With our combined knowledge and expertise, the MOU with Saudi Aramco provides a pathway for collaborative research and development, which I expect will bring significant advancements to the science of geophysics and to the progress of reservoir characterization and management.”

Samer Al Ashgar, Manager, EXPEC Advanced Research Center, Saudi Aramco, pointed out: “We are pleased with this research cooperation with CGGVeritas, and look forward to augmenting EXPEC ARC’s research initiatives in the arena of geophysical technology, to fulfill Saudi Aramco’s long-term objectives in exploration and field development.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:
Investor Relations:	Group Communications:
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail:media.relations@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique—Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 7th, 2012	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP